SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------


                                AMENDMENT NO. 1
                                 SCHEDULE 13E-3
                                 (Rule 13e-100)


           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         SAGIENT RESEARCH SYSTEMS, INC.
                              (Name of the Issuer)


                         SAGIENT RESEARCH SYSTEMS, INC.
                               BRIAN M. OVERSTREET
                                 ROBERT F. KYLE
                       (Names of Persons Filing Statement)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   786699 10 8
                      (CUSIP Number of Class of Securities)

                               Brian M. Overstreet
                      President and Chief Executive Officer
                         Sagient Research Systems, Inc.
                           3655 Nobel Drive, Suite 540
                           San Diego, California 92122
                                 (858) 623-1600
      (Name, Address and Telephone Number of Persons Authorized to Receive
        Notice and Communications on Behalf of Persons Filing Statement)

                                 with a copy to:
                              Alan N. Forman, Esq.
                        Brown Rudnick Berlack Israels LLP
                                 7 Times Square
                            New York, New York 10036
                                 (212) 209-4800

     This statement is filed in connection with (check the appropriate box):

[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3 (c) under the Securities Exchange Act of 1934.
[ ]    The filing of a registration statement under the Securities Act of 1933.
[ ]    A tender offer
[ ]    None of the above

     Check the following box if the soliciting materials or information
statement referred to in checking box (a) are preliminary copies:    [X]

     Check the following box if the filing is a final amendment reporting the
results of the transaction:    [ ]

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


                           Amount Previously Paid: N/A
          Form or Registration No.: Schedule 13E-3 and Schedule 13E-3/A
       Filing Party: Sagient Research Systems, Inc., Brian M. Overstreet,
                                 Robert F. Kyle
                          Date Filed: November 21, 2005

                                TABLE OF CONTENTS


   Item 1.     Summary Term Sheet...........................................   1
   Item 2.     Subject Company Information..................................   1
   Item 3.     Identity And Background Of The Filing Person.................   1
   Item 4.     Terms Of The Transaction.....................................   2
   Item 5.     Past Contacts, Transactions, Negotiations And Agreements.....   3
   Item 6.     Purposes Of The Transaction And Plans Or Proposals...........   3
   Item 7.     Purposes, Alternatives, Reasons And Effects..................   4
   Item 8.     Fairness Of The Transaction..................................   5
   Item 9.     Reports, Opinions, Appraisals And Negotiations...............   6
   Item 10.    Source And Amounts Of Funds Or Other Consideration...........   6
   Item 11.    Interest In Securities Of The Subject Company................   6
   Item 12.    The Solicitation Or Recommendations..........................   6
   Item 13.    Financial Statements.........................................   7
   Item 14.    Persons/ Assets, Retained, Employed, Compensated Or Used.....   7
   Item 15.    Additional Information.......................................   7
   Item 16.    Exhibits.....................................................   7

                                  INTRODUCTION


     This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed jointly by Sagient Research Systems, Inc. (the "Company"), Brian M. Overstreet, the President and Chief Executive Officer of the Company and a member of the Company's Board of Directors and Robert F. Kyle, the Vice President, Secretary and General Counsel of the Company and a member of the Company's Board of Directors.

     Concurrently with the filing of this Amendment No. 1 to Schedule 13E-3, the Company is filing Amendment No. 1 to its information statement (the "Information Statement") pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.


     All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.  Summary Term Sheet

The information set forth in the Information Statement under the captions "Summary of Terms of Reverse/ Forward Stock Split" and "Questions and Answers About the Reverse/ Forward Stock Split" is incorporated herein by reference.

Item 2.  Subject Company Information

     (a) Name and Address. Sagient Research Systems, Inc. is the subject company. Its principal executive office is located at 3655 Nobel Drive, Suite 540, San Diego, California 92122 and its telephone number is (858) 623-1600.

     (b) Securities. As of October 17, 2005, there were 23,585,796 outstanding shares of common stock, par value $0.001, of the Company ("Common Stock").

     (c) Trading Market and Price. The Company's Common Stock is traded on OTC Bulletin Board under the symbol "SRYS." The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse/ Forward Stock Split" and "Financial Statements -- Price Range of Common Stock; Dividends; Trading Volume" is incorporated herein by reference.

     (d) Dividends. No dividends have been paid by the Company on its Common Stock during the past two years. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse/ Forward Stock Split" and "Financial Statements -- Price Range of Common Stock; Dividends; Trading Volume" is incorporated herein by reference.

     (e) Prior Public Offerings. Not Applicable.

     (f) Prior Stock Purchases. Not Applicable.

The information set forth in the Information Statement under the captions "Fairness of the Reverse/ Forward Stock Split to Stockholders" and "Financial Statements -- Price Range of Common Stock; Dividends; Trading Volume" is incorporated herein by reference.

Item 3.  Identity And Background Of The Filing Person.


     (a) Name and Address. Sagient Research Systems, Inc., the subject company, Brian M. Overstreet and Robert F. Kyle are the filing persons of this Schedule 13E-3. The business office address for the Company, Mr. Overstreet and Mr. Kyle is 3655 Nobel Drive, Suite 540, San Diego, California 92122 and the business telephone number for the Company, Mr. Overstreet and Mr. Kyle is (858) 623-1600. The directors of the Company are:


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


Mr. Overstreet (Chairman), Mr. Kyle and William John Jackson. The executive officers of the Company are Mr. Overstreet (President and Chief Executive Officer), Mr. Kyle (Vice President, Secretary, General Counsel) and Henry H. Duong (Chief Operating Officer). The address of each officer and director is 3655 Nobel Drive, Suite 540, San Diego, California 92122.


     (b) Business and Background of Entities. Not applicable.

     (c) Business and Background of Natural Persons. With respect to Mr. Overstreet, Mr. Kyle and each other current officer and director of the Company:

     Brian M. Overstreet. Brian M. Overstreet has been the President, Chief Executive Officer and a Director of the Company since May 1999. In May 1999, Mr. Overstreet co-founded the Company. Previously, Mr. Overstreet was the Managing Director and founder of Midori Corporation and co-founder and Vice President of its subsidiary Midori Capital Corporation. Mr. Overstreet founded Midori Corporation in 1995 as a service provider to investors and public companies engaging in PIPE transactions. In 1997, Mr. Overstreet co-founded Midori Capital Corporation, a NASD broker/dealer specializing in the structuring and placement of private placement transactions and founded Midori Corporation's European sister-company, Midori (Suisse) Sarl in Geneva, Switzerland to market the PIPE transactions being generated by the U.S. based Midori companies.

     Robert F. Kyle. Robert F. Kyle has been Vice President, Secretary, General Counsel and a Director since May 1999. In May 1999, Mr. Kyle co-founded the Company. Prior to that, Mr. Kyle was the General Counsel for Midori Corporation and co-founder and President of its subsidiary Midori Capital Corporation, a NASD broker/dealer specializing in the structuring and placement of PIPE transactions. Mr. Kyle is responsible for the day-to-day compliance and regulatory management of DP Securities Inc. dba Sagient Securities, as well as managing the Company's in-house activities related to PlacementTracker and BioMedTracker.

     William John Jackson. William John Jackson has been a director of the Company since November 21, 2001. Mr. Jackson, currently retired, was the sole Director of 576967 Ontario, Ltd., a family property holding company, from 1983 until January 2002.

     Henry H. Duong. Henry H. Duong joined the Company in June 2000 as a financial analyst, and has served as Vice President of Operations since August 2001 and Chief Operating Officer since June 2003. Prior to joining the Company, Mr. Duong was the General Manager for Vaughn Woods Investment Management. Mr. Duong holds NASD Series 7, 63 and 65 licenses.

     No person set forth above (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or
(ii) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.

     Each of Messrs. Overstreet, Kyle and Duong are citizens of the United States. Mr. Jackson is a citizen of Canada.

Item 4.  Terms Of The Transaction.

     (a) Material Terms. The information set forth in the Information Statement under the captions "Summary of Terms of Reverse/ Forward Stock Split," "Questions and Answers About the Reverse/ Forward Stock Split," "Structure of the Reverse/ Forward Stock Split," "Special Factors," "Fairness of the Reverse/ Forward Stock Split to Stockholders," "Description of the Reverse/ Forward Stock Split," "Financing of the Reverse/ Forward Stock Split," "Costs of the Reverse/ Forward Stock Split" and "Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split -- Reservation of Rights" is incorporated herein by reference.

     (c) Different Terms. The information set forth in the Information Statement under the captions "Summary of Terms of Reverse/ Forward Stock Split," "Questions and Answers About the Reverse/ Forward Stock Split," "Structure of the Reverse/ Forward Stock Split," "Special Factors," "Fairness of the Reverse/ Forward Stock Split to Stockholders," "Description of the Reverse/ Forward Stock Split -- Holders as of Effective Date; Net Effect After Reverse/ Forward Stock Split," and "Description of the Reverse/ Forward Stock Split -- Exchange of Certificates for Cash Payment or Shares" is incorporated herein by reference.

     (d) Appraisal Rights. The information set forth in the Information Statement under the captions "Summary of Terms of Reverse/ Forward Stock Split," "Questions and Answers About the Reverse/ Forward Stock Split" and "Description of the Reverse/ Forward Stock Split -- Appraisal Rights" is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the caption "Fairness of the Reverse/ Forward Stock Split to Stockholders -- Procedural Fairness to All Stockholders" is incorporated herein by reference.

     (f) Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations And Agreements.

     (a) Transactions. In June 2004 the Company borrowed $35,000 from a company controlled by the Company's President and Chief Executive Officer and issued a promissory note to it in the aggregate principal amount of $35,000. The note is due January 1, 2006 and bears interest at the rate of 12% per annum. In July 2004, the Company borrowed an additional $65,000 from such entity and issued an additional promissory note in the aggregate principal amount for $65,000 upon the same terms and conditions as the note issued in June 2004.

     In December 2004 Brian M. Overstreet, the Company's President and Chief Executive Officer and Robert F. Kyle, the Company's Vice President, Secretary and General Counsel were each granted options to purchase 250,000 shares of Common Stock at an exercise price per share equal to the fair market value of the Common Stock on the date of grant.

     The information set forth in the Information Statement under the captions "Special Factors -- Background of the Reverse/Forward Stock Split" and "Interests of Certain Persons" is incorporated herein by reference.

     (b) Significant Corporate Events. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse/ Forward Stock Split," "Special Factors -- Background of the Reverse/Forward Stock Split" and "Financial Statements -- Price Range of Common Stock; Dividends; Trading Volume" is incorporated herein by reference.

     (c) Negotiations or Contacts. The information set forth in the Information Statement under the captions "Special Factors -- Background of the Reverse/Forward Stock Split," "Interests of Certain Persons" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

     (d) Conflicts of Interest. The information set forth in the Information Statement under the caption "Fairness of the Reverse/ Forward Stock Split to Stockholders -- Procedural Fairness to All Stockholders" and "Interests of Certain Persons" is incorporated herein by reference.

     (e) Agreements Involving the Company's Securities. None.

Item 6.  Purposes Of The Transaction And Plans Or Proposals.

     (b) Use of Securities Acquired. The Company will make a cash payment of $0.12 per pre-split share of Common Stock in lieu of issuing fractional shares that would otherwise result from the Reverse/ Forward Stock Split. The fractional shares acquired in the Reverse/ Forward Stock Split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

     (c) Plans.

         (1)      None.

         (2)      None.

         (3) The information set forth in the Information Statement under the captions "Summary of Terms of Reverse/ Forward Stock Split," "Questions and Answers About the Reverse/ Forward Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse/ Forward Stock Split," "Special Factors -- Effects of the Reverse/ Forward Stock Split," "Special Factors -- Effect of the Reverse/ Forward Stock Split on Option Holders, Holders of Purchase Warrants and Holders of Performance Warrants," "Special Factors -- Financial Effect of the Reverse/ Forward Stock Split," and "Conduct of the Company's Business After the Reverse/ Forward Stock Split" are incorporated herein by reference.

         (4)      None.

         (5) The information set forth in the Information Statement under the caption "Conduct of the Company's Business After the Reverse/ Forward Stock Split" are incorporated herein by reference.

         (6) The information set forth in the Information Statement under the captions "Summary of Terms of Reverse/ Forward Stock Split," "Questions and Answers About the Reverse/ Forward Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse/ Forward Stock Split," "Special Factors -- Effects of the Reverse/ Forward Stock Split," "Fairness of the Reverse/ Forward Stock Split to Stockholders -- Termination of Exchange Act Registration" and "Conduct of the Company's Business After the Reverse/ Forward Stock Split" are incorporated herein by reference.

         (7) The information set forth in the Information Statement under the captions "Summary of Terms of Reverse/ Forward Stock Split," "Questions and Answers About Reverse/ Forward Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse/ Forward Stock Split," "Special Factors -- Effects of the Reverse/ Forward Stock Split," "Fairness of the Reverse/ Forward Stock Split to Stockholders -- Termination of Exchange Act Registration" and "Conduct of the Company's Business After the Reverse/ Forward Stock Split" are incorporated herein by reference.

         (8) The information set forth in the Information Statement under the captions "Summary of Terms of Reverse/ Forward Stock Split," "Questions and Answers About Reverse/ Forward Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse/ Forward Stock Split," "Special Factors -- Effects of the Reverse/ Forward Stock Split," "Fairness of the Reverse/ Forward Stock Split to Stockholders -- Termination of Exchange Act Registration" and "Conduct of the Company's Business After the Reverse/ Forward Stock Split" are incorporated herein by reference.

         (9)      None.

         (10)     None.

Item 7.  Purposes, Alternatives, Reasons and Effects.

     (a) Purposes. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse/ Forward Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse/ Forward Stock

Split" and "Special Factors -- Background of the Reverse/ Forward Stock Split" is incorporated herein by reference.

     (b) Alternatives. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse/ Forward Stock Split," "Special Factors -- Strategic Alternatives Considered" and "Special Factors -- Background of the Reverse/ Forward Stock Split" is incorporated herein by reference.

     (c) Reasons. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse/ Forward Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse/ Forward Stock Split" and "Special Factors -- Background of the Reverse/ Forward Stock Split" is incorporated herein by reference.

     (d) Effects. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse/ Forward Stock Split," "Structure of the Reverse/ Forward Stock Split," "Special Factors -- Effects of the Reverse/ Forward Stock Split," "Special Factors -- Potential Disadvantages of the Reverse/ Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders," "Special Factors -- Effect of the Reverse/ Forward Stock Split on Option Holders, Holders of Purchase Warrants, and Holders of Performance Warrants," "Special Factors -- Financial Effect of the Reverse/ Forward Stock Split," "Special Factors -- Federal Income Tax Consequences of the Reverse/ Forward Stock Split," "Financing of the Reverse/ Forward Stock Split," "Costs of the Reverse/ Forward Stock Split" and "Conduct of the Company's Business After the Reverse/ Forward Stock Split" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

     (a) Fairness. The information set forth in the Information Statement under the captions "Summary of Terms of Reverse/ Forward Stock Split," "Questions and Answers About the Reverse/ Forward Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse/ Forward Stock Split," "Special Factors -- Strategic Alternatives Considered," "Special Factors -- Background of the Reverse/ Forward Stock Split," "Fairness of the Reverse/ Forward Stock Split to Stockholders" and "Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split" is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.

     (b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions "Summary of Terms of Reverse/ Forward Stock Split," "Questions and Answers About the Reverse/ Forward Stock Split," "Special Factors -- Reasons for and Purposes of the Reverse/ Forward Stock Split," "Special Factors -- Strategic Alternatives Considered," "Special Factors -- Background of the Reverse/ Forward Stock Split," "Fairness of the Reverse/ Forward Stock Split to Stockholders" and "Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split" is incorporated herein by reference.

     (c) Approval of Security Holders. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse/ Forward Stock Split" and "Description of the Reverse/ Forward Stock Split -- Vote Required" is incorporated herein by reference.

     (d) Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

     (e) Approval of Directors. The Reverse/Forward Stock Split was approved unanimously by the Company's Board of Directors, including William John Jackson, the only member of the Board of Directors that is not also an employee of the Company. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse/ Forward Stock Split," "Special Factors -- Background of the Reverse/ Forward Stock Split," "Description of the Reverse/ Forward Stock Split -- Vote Required" and

"Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split" is incorporated herein by reference.

     (f) Other Offers. Not applicable.

Item 9.  Reports, Opinions, Appraisals And Negotiations.

     (a) Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse/ Forward Stock Split," "Fairness of the Reverse/ Forward Stock Split -- Fairness Opinion," "Fairness of the Reverse/ Forward Stock Split -- Opinion of Pacific Summit" and "Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split" and in Annex B hereto is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions "Special Factors -- Background of the Reverse/ Forward Stock Split," "Fairness of the Reverse/ Forward Stock Split -- Fairness Opinion," "Fairness of the Reverse/ Forward Stock Split -- Opinion of Pacific Summit" and "Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split", and in Annex B hereto is incorporated herein by reference.

     (c) Availability of Documents. The opinion of Pacific Summit, which is attached as Annex B to the Information Statement, will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10.   Source And Amounts Of Funds Or Other Consideration.

     (a) Source of Funds. The information set forth in the Information Statement under the caption "Financing of the Reverse/ Forward Stock Split" is incorporated herein by reference.

     (b) Conditions. The information set forth in the Information Statement under the caption "Financing of the Reverse/ Forward Stock Split" is incorporated herein by reference.

     (c) Expenses. The information set forth in the Information Statement under the captions "Questions and Answers About the Reverse/ Forward Stock Split," "Special Factors -- Effects of the Reverse/ Forward Stock Split," "Special Factors -- Financial Effect of the Reverse/ Forward Stock Split" and "Costs of the Reverse/ Forward Stock Split" is incorporated herein by reference.

     (d) Borrowed Funds. Not applicable.

Item 11.   Interest In Securities Of The Subject Company.

     (a) Security Ownership. The information set forth in the Information Statement under the captions "Interests of Certain Persons" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

     (b) Securities Transactions. None.

Item 12.   The Solicitation Or Recommendation.

     (d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Information Statement under the captions "Summary of Terms of Reverse/ Forward Stock Split," "Questions and Answers About the Reverse/ Forward Stock Split," "Special Factors -- Background of the Reverse/ Forward Stock Split," "Fairness of the Reverse/ Forward Stock Split to Stockholders -- Vote

Required" and "Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split" is incorporated herein by reference. All of the Company's officers and directors have consented to the Reverse/Forward Stock Split.

     (e) Recommendations of Others. The information set forth in the Information Statement under the captions "Summary of Terms of Reverse/ Forward Stock Split," "Questions and Answers About the Reverse/ Forward Stock Split," "Special Factors -- Background of the Reverse/ Forward Stock Split" and "Recommendation of the Board; Fairness of the Reverse/ Forward Stock Split" is incorporated herein by reference.

Item 13.  Financial Statements.

     (a) Financial Statements.

         (1) The information set forth in the Information Statement under the caption "Financial Statements" is incorporated herein by reference.

         (2) The information set forth in the Information Statement under the caption "Financial Statements" is incorporated herein by reference.

         (3) The information set forth in the Information Statement under the caption "Financial Statements" is incorporated herein by reference.

         (4) The information set forth in the Information Statement under the caption "Financial Statements" is incorporated herein by reference.


     (b) Pro Forma Information. Not applicable.

Item 14.   Persons/ Assets, Retained, Employed, Compensated Or Used.

     (a) Solicitations or Recommendations. Not applicable.

     (b) Employees and Corporate Assets. Not applicable.

Item 15.   Additional Information.

     (b) Other Material Information. The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.   Exhibits.

     (a) The Company's Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

     (b) Not applicable.

     (c.1) The Opinion of Pacific Summit, dated October 17, 2005, filed as Annex B to the Information Statement filed concurrently with this form, is incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

     (g) Not applicable.

     (h) Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                   SAGIENT RESEARCH SYSTEMS, INC.

                                   By:     /s/ BRIAN M. OVERSTREET
                                           -------------------------------------
                                   Name:   Brian M. Overstreet
                                   Title:  President and Chief Executive Officer


Dated: November 21, 2005


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   By: /s/ BRIAN M. OVERSTREET
                                       -----------------------------------------
                                       Brian M. Overstreet



                                   By: /s/ ROBERT F. KYLE
                                       -----------------------------------------
                                       Robert F. Kyle


Dated: November 21, 2005

                                  EXHIBIT INDEX

       Exhibit No.                            Description
       -----------                            -----------

           (a) Information Statement on Schedule 14C (filed with the Securities and Exchange Commission concurrently with this form and incorporated herein by reference).

          (c.1) The Opinion of Pacific Summit, dated October 17, 2005 (filed as Annex B to the Information Statement filed concurrently with this form and incorporated herein by reference.)

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